P.E. 1/31/02

02016640

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2002

IXOS SOFTWARE Stock Corporation
(Translation of registrant's name into English)

Bretonischer Ring 12
D-85630 Grasbrunn/Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _x_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Ad hoc announcement and press release:
"IXOS raises EBIT forecast for current fiscal year
– record results in Q2
"
dated January 30th, 2002

Ad hoc disclosure in accordance with section 15 WpHG
IXOS SOFTWARE AG
- WKN 506 150 –

IXOS raises EBIT forecast

Munich/Grasbrunn, Jan. 30, 2002 – IXOS Software AG's Executive Board has increased its earnings forecast for the current fiscal year 2001/2002. According to the revised estimates, earnings before interest and tax (EBIT) should rise 20% as against the previous forecast of 5% growth. Main reasons for the improvement in the results are increased demand for licenses, maintenance and service sales. Also increased productivity is playing a significant role in operative earning improvements. The Group expects the after-tax result to rise disproportionately due to utilization of loss carryforwards.

IXOS Software AG
The Executive Board
End of disclosure –

IXOS raises EBIT forecast for current fiscal year – record results in Q2

***Munich/Grasbrunn, Jan. 30, 2002* – IXOS SOFTWARE AG (NASDAQ: "XOSY", NEUER MARKT: "XOS"), a worldwide leading provider of eBusiness document management solutions, reported Group sales of € 33 million (previous year: €33.6 million), a record profit of €4.5 million (previous year: € 0.1 million) and earnings per share of € 0.23 (€ 0.01) for Q2 (Dec. 31, 2001). The Company is also increasing its operating profit (EBIT) growth target for the current fiscal year 2001/2002 to 20%. The previous forecast was 5%.**

With revenues for the quarter of €33.0 million, the result is in line with the high revenue level of last year, when IXOS achieved the highest quarterly result in the company's history (€33.6 million). License revenue fell from €18.7 million to €15.4 million, while maintenance revenue rose by 24% to €8.0 million. In the Services business area IXOS profited from a 13% increase in demand and increased revenues to a total of €9.6 million.

CEO Robert Hoog said, "Our products are well-positioned in the market, with 1750 installations and about 1.3 million users worldwide. As a result, our maintenance and service revenues are experiencing double-digit growth. With the IXOS-eCON Solution Suite, and especially our new mySAP and groupware offerings, we also expect increased demand for new licenses in the second half of the fiscal year."

IXOS' consolidated earnings before interest and tax (EBIT) rose in Q2 from €3.9 million in the previous year to €4.0 million. At €4.6 million, earnings before taxes (EBT), were more than four times higher than the previous year's total of €1.0 million. IXOS benefited from the fact that there was no repeat of investment losses of -€ 1.0 million related to memIQ AG, since the Group has sold its interest in this venture in Q3 last year. IXOS also benefited from the improvement of the foreign currency result from -€1.9 million to € 0.4 million.

Chief Financial Officer Peter Rau said, "This improvement in IXOS' results once again demonstrates our earnings power in a difficult economic environment. IXOS has succeeded in creating an excellent basis for earnings growth thanks to a sustained improvement in productivity."

Optimistic about H2

In the first half of fiscal 2001/2002, the IXOS Group generated sales of € 54.9 million (previous year: €57.6 million) and an operating result (EBIT) of € 1.7 million (previous year € 1.6 million). After making a loss of €1.1 million in the previous year, IXOS produced a result of € 2.1 million before taxes. Interim profits were up from -€2.0 million to € 1.9 million. This corresponds to an EPS of €0.09 (-€0.10).

IXOS' Executive Board continues to be optimistic about the second half. IXOS has increased its earnings growth forecast (EBIT) from 5 to 20%. One key reason for this is the increase in demand for licenses. The Group is also expecting higher maintenance and service revenues. In addition, increased productivity is playing a significant role in the improving results. The after-tax result will rise disproportionately due to the utilization of loss carryforwards.

About IXOS

IXOS is a leading global provider of solutions for the management of eBusiness documents in inter-enterprise system environments. IXOS solutions drive the administration of all eBusiness documents and their seamless integration into digital business processes.

Leading companies from a wide range of industries have selected IXOS SOFTWARE AG to be their strategic partner. IXOS has successfully implemented around 1,750 installations worldwide. More than one million users now work with the company's eBusiness document solutions. IXOS rounds off its product portfolio with a comprehensive range of services, including worldwide 24x7 customer support and a global team of highly qualified consultants.

IXOS SOFTWARE AG's shares are traded on the Neuer Markt of the Frankfurt Stock Exchange under the symbol "XOS" (WKN 506150). In the USA, American Depositary Shares (ADSs) are listed on the NASDAQ National Market under the symbol "XOSY".

For additional information, please contact:

IXOS SOFTWARE AG
Gala Conrad, Director Investor Relations
Bretonischer Ring 12
D-85630 Grasbrunn / Munich
Tel: +49-89-46 29 2400
Fax: +49 89 46 29 1598
E-mail: ir@ixos.de

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01/30, 2002

IXOS SOFWARE AKTIENGESELLSCHAFT

By ______________________
Robert Hoog
Chief Executive Officer

and

By ______________________
Peter Rau
Executive Board Member